                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               SVI HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of class of securities)

                                    784872 103
                                 (CUSIP number)


                              Russell A. Schechter
                        7979 Ivanhoe Avenue, Suite 500
                           La Jolla, California 92037
                                 (619) 551-2365
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               December 1, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                  SCHEDULE 13D

CUSIP No.     784872 103                                     PAGE 2

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Claudav Holdings, B.V.
------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
   3  SEC USE ONLY

------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands Antilles
------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            5,617,200
     NUMBER OF
----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY
----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              5,617,200
       PERSON
----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        5,617,200
------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.14%
------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.    784872 103                                      PAGE 3

------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barry M. Schechter
------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
   3  SEC USE ONLY

------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        PF
------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            South Africa
------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            5,619,200
     NUMBER OF
----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY
----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              5,619,200
       PERSON
----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       5,619,200
------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.14%
------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------------------

                                                             PAGE 4
ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Shares"), of SVI Holdings, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7979 Ivanhoe Avenue, Suite 500, La Jolla CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)The persons filing this schedule 13D are Claudav Holdings, B.V. and Barry M. Schechter (sometimes hereinafter referred to collectively as the "Reporting Group").

      (b)-(c)Claudav Holdings B.V. is an Netherlands Antilles company which which has granted Barry M. Schechter the power to vote or dispose of its holding in the Company. The business address of Claudav Holdings B.V. is 9 Rue Charles Humbert, 1205 Geneva, Switzerland.

Barry M. Schechter is an individual, whose principal occupation is Chairman and Chief Executive Officer of the Company and whose principal business address is 7979 Ivanhoe Avenue, Suite 500, La Jolla, California 92037. Barry
M. Schechter is also a director of the Company.

      (d)No member of the Reporting Group has been convicted in the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)No member of the Reporting Group was a party, during the last five years, to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)Barry M. Schechter is a citizen of South Africa.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Claudav Holdings B.V. acquired its original shares of the Companies Common Stock pursuant to an Agreement Concerning the Exchange of Common Stock ("Agreement") among the Company, Sabica Ventures, Inc., a California corporation ("Sabica") and the stockholders of Sabica. The consummation of the Agreement resulted in the exchange of 100% of the outstanding shares of Sabica for approximately 90% of the outstanding shares of Common Stock of the Company. The shares of Sabica which were exchanged under the Agreement were originally acquired using the personal funds and working capital of the shareholders of Sabica.

Barry M. Schechter acquired his original shares by exercising an option to purchase 121,200 shares granted to him under the terms of the Employees Incentive Scheme. Funds for the exercise of the option came from the forgiveness of debt due Mr. Schechter which was advanced to the Company from his personal funds. The additional 2,000 shares were acquired on the open market with personal funds by minor children residing with Mr. Schechter.

On December 1, 1997 Claudav Holdings B.V. and Barry Schechter sold a total of 2,701,200 shares (Claudav - 2,580,000 and Schechter - 121,200) as part of a transaction wherein 59.51% of the Company was sold to Softline Limited, a South Africa corporation. (Ref. Company 8-K dated October 24, 1997)

The shares held by Claudav in the Company comprising 2,580,000 shares in the common stock of the company were exchanged for 13,658,825 shares in Softline Limited and 121,200 shares in the Company held by Barry Schechter were sold for cash of $2.00 per share for a total cash consideration of $ 242,400.

Funding for the the cash portion of the shares acquired was provided to Softline by Hosken Consolidated Investments ("HCI") in terms of the Share Swap Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        The purpose of the transaction was for the Company to acquire IBIS, the technology rights to the Brilliant range of accounting software and additional capital.

         (a) Softline has been granted an option to acquire an additional 203,000 shares of the common stock of SVI Holdings, Inc. at an exercise price of $2.00 per share.

         (b) As part of the agreements entered into on October 24, 1997 (the "Agreements"), the Company acquired 100% of the issued capital of IBIS from Softline in exchange for 5,000,000 shares in the common stock of SVI Holdings, Inc.

         (c) The Company will dispose of it remaining interest in Softline comprising 19,876,000 shares for cash. Proceeds on the sale of the Softline shares will realize approximately $6 million and result in a pre-tax gain of approximately $4,5 million in the first quarter of the 1998 financial year.

         (d) None

         (e) As a result of the Agreements, the company will issue an additional 12,536,000 shares of the Common Stock of the Company.

         (f) None

         (g) Not Applicable

         (h) Not Applicable

         (i) None

         (j) None

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 5,619,200 Shares, constituting 20.14% of the outstanding Shares (the percentage of Shares owned being based upon 27,897,648 Shares outstanding at December 1, 1997). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
----                   ----------------          -----------------------------
Claudav Holdings B.V.   5,617,200                            20.14%
Barry M. Schechter      5,619,200 *                          20.14%


* Includes 5,617,200 shares owned by Claudav Holdings B.V. This filing shall not be deemed an admission that the reporting person has any direct or indirect pecuniary interest in the shares.

     (b) Each member of the reporting group has the sole power to vote or dispose or direct the disposition of such Shares.

     (c) The following transactions in the Issuer Common Stock were effected within 60 days of the date of this Statement. The transactions effected on 10/09/97 were by minor children that reside with Barry M. Schechter.

           Date      No. of Shares    Sale/Purchase     Price per Share
           10/09/97      1,000            Purchase          $2.90
           10/09/97      1,000            Purchase          $2.87
           12/04/97    121,200            Sale              $2.00
           12/04/97  2,580,000            Sale              $2.00

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed in this Schedule, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                INDEX TO EXHIBITS

Exhibit
Number                             Description
--------                           -----------

1         Joint Filing Statement among each member of the reporting group.
2         Sale of Shares Agreement between Softline and the Company for the acquisition of IBIS.
3         Share Swap Agreement between the Company and Softline for the trade of 7,536,000 SVI Shares for 22,130,448 shares in Softline.
4         Renunciation agreement between SVI, HCI and Softline providing for the sale of 22,130,448 Softline shares to HCI.
5         Subscription Agreement.
6         Agreement between SVI, HCI and Softline recording that all the other agreements are indivisible.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: December 11, 1997
/s/Barry Schechter
-------------------

Claudav Holdings B.V.

By:/s/ Barry M. Schechter
   ----------------------